UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

Commission File No. 1-4329

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

701 Lima Avenue, Findlay, Ohio 45840

(Address of principal executive offices)

(Zip code)

(419) 423-1321

(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) for the fiscal year ended December 31, 2015, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23)	Consent of Independent Registered Public Accounting Firm
(99)	Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Ginger M. Jones
GINGER M. JONES Senior Vice President and Chief Financial Officer Plan Administrator

Date:     July 13, 2016

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

December 31, 2015 and 2014, and

Year Ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014, and

Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Benefit Plan Administrative Committee

Cooper Tire & Rubber Company

            Pre-Tax Savings Plan (Texarkana)

We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Cooper Tire & Rubber Company Pre-Tax Savings Plan’s (Texarkana) financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Toledo, Ohio

July 13, 2016

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Investments, at fair value:
Pooled separate accounts	$33,627,507	$30,749,645
Common/collective trust fund	24,313,156	25,515,797
Common stock	13,072,429	13,571,494

	71,013,092	69,836,936

Receivables:
Notes receivable from participants	3,537,708	3,441,290

	3,537,708	3,441,290

Net assets reflecting investments, at fair value	74,550,800	73,278,226

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(63,904)	(268,306)

Net assets available for benefits	$74,486,896	$73,009,920

See accompanying notes.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions
Contributions:
Participant	$3,982,543
Employer	602,939
Participant rollover	55,273

Total contributions	4,640,755

Investment interest income and dividends	154,068
Net appreciation in fair value of investments	1,445,530
Interest income on notes receivable from participants	114,494

Total additions	6,354,847

Deductions
Participant withdrawals	4,899,257

Total deductions	4,899,257

Net increase prior to transfers	1,455,590
Transfers from other plans	21,386

Net assets available for benefits:
Beginning of year	73,009,920

End of year	$74,486,896

See accompanying notes.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements

1. Description of Plan

The following description of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the “Plan”) provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, as restated and amended on January 1, 2015, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #752 and Cooper Tire & Rubber Company (the “Company” and “Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan automatically enrolls newly eligible participants into the plan using the 3% deferral rate as stated in the Plan document. Participants are automatically enrolled into the default Principal Lifetime fund that relates most closely to the participants expected year of retirement. Participants can elect to opt out of automatic enrollment.

The Plan has established a trust agreement with Principal Financial Group (the “Trustee”) to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants. The Benefit Plan Administrative Committee is responsible for the overall administration of the Plan.

Contributions

Each year, participants may contribute up to 75% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options. The Company makes Restricted Access Company Contributions, for employees hired on and after February 1, 2012, in an amount equal to 3% of compensation for the payroll period for each person who is an active participant on the last day of that period. The Company made Restricted Access Company Contributions of $602,939 for the year ended December 31, 2015. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Effective March 3, 2014, the Plan no longer offered Cooper Tire & Rubber Company stock as an investment option. Existing investments in Company stock can remain in that option, but no further investments are allowed, including the transfer of funds from other investment options into Company stock as of March 3, 2014.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s Restricted Access Company Contributions as soon as the Company makes the contribution.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeiture balances are used to pay Plan Administrative expenses. After administrative expenses are paid, forfeitures are used to reduce future employer contributions. At December 31, 2015 and 2014 forfeited nonvested accounts held in the plan totaled $19 and $15, respectively.

Participant Loans

Under the Plan, participants may borrow the lesser of 50% of the vested value of their account balance excluding the participants’ balance resulting from Restricted Access Company Contributions or $50,000. The loan repayment schedule can be no longer than 60 months. A Participant may not have more than one loan outstanding at any point in time. Principal and interest is paid ratably through payroll deductions. The interest rate is established based on the prime rate. Interest rates as of December 31, 2015 and 2014 range from 3.25% to 3.50% and 3.25% to 8.25%, respectively. If a participant terminates employment with the Company, the loan automatically is treated as a taxable distribution to the participant.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Withdrawals

In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan, the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the Trustee if their vested balance is greater than $1,000 but less than $5,000.

In the event of hardship, as defined by the Plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Company Stock Account

The Plan allowed for investing in common stock of the Company through its Company Stock Account for participant and employer contributions prior to March 3, 2014. A dividend pass-through election has been implemented for the participants who elected this investment type. During 2015, the Plan received common stock dividends from the Company.

Any contributions made by the Company that are invested in Company stock grants the Company voting rights for all other matters as to which other shareholders may vote. Participants retain all voting rights over their shares of Company stock purchased through participant contributions. Participants are entitled to instruct the Trustee as to the tender or exchange of shares allocated to the Company Stock account. The Trustee is responsible for providing to participants information regarding voting and tendering at such time as other shareholders receive such information.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan are paid for by current year forfeitures first. Any remaining expenses not covered by these forfeitures are paid for by the Company.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurement.

The Benefit Plan Administrative Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.

The Plan has an investment in a Principal Stable Value Z Fund that invests in fully benefit-responsive investment contracts. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 should be applied retrospectively to all periods presented and is effective for annual periods beginning after December 15, 2015. Plan management has evaluated the impact of this update and does not expect it will have a material effect on the Plan’s financial statements.

In July 2015, FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). Part I clarifies fully benefit-responsive investment contracts are limited to direct investments between the Plan and the issuer. Part I also eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measurement for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured at fair value. Plans will continue to disaggregate investments that are measured at fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements should be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Plan management has evaluated the impact of this update and does not expect it will have a material effect on the Plan’s financial statements.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 –	Financial assets and liabilities whose fair values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 –	Financial assets and liabilities whose fair values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation of other means for substantially the full term of the asset or liability.

Level 3 –	Financial assets and liabilities whose fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own judgment about the assumptions that a market participant would use in pricing the asset or liability and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level input that is significant to the fair value measure in its entirety.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan. There have been no changes in the valuation techniques and inputs used at December 31, 2015.

Pooled Separate Accounts and Common/Collective Trust Fund – The fair value of the investments in these categories has been estimated using the net asset value (“NAV”) per unit provided by the administrator of the fund. The NAV of these accounts is based on the value of underlying assets owned by the fund, minus liabilities divided by the units outstanding. The NAV is not a publicly quoted price in an active market. There are currently no redemption restrictions on these investments for participants.

Common Stock – Valued at the closing price reported on the active market on which the individual security is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers of Plan investments between Levels 1 and 2 during 2015 or 2014.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table presents the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014:

		Fair Value Measurements at December 31, 2015 Using
Description	December 31, 2015	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Pooled separate accounts:
Balanced/asset allocation(a)	$12,334,580	$–	$12,334,580	$–
Fixed income(b)	2,530,024	–	2,530,024	–
International equity(c)	1,700,336	–	1,700,336	–
Large U.S. equity(d)	12,885,550	–	12,885,550	–
Small/mid U.S. equity(e)	4,177,017	–	4,177,017	–
Common stock	13,072,429	13,072,429	–	–
Common/collective trust fund(f): Short-term fixed income	24,313,156	–	24,313,156	–

Total investment assets at fair value	$71,013,092	$13,072,429	$57,940,663	$–

		Fair Value Measurements at December 31, 2014 Using
Description	December 31, 2014	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Pooled separate accounts:
Balanced/asset allocation(a)	$10,152,566	$–	$10,152,566	$–
Fixed income(b)	2,065,446	–	2,065,446	–
International equity(c)	1,395,802	–	1,395,802	–
Large U.S. equity(d)	11,997,819	–	11,997,819	–
Small/mid U.S. equity(e)	5,138,012	–	5,138,012	–
Common stock	13,571,494	13,571,494	–	–
Common/collective trust fund(f): Short-term fixed income	25,515,797	–	25,515,797	–

Total investment assets at fair value	$69,836,936	$13,571,494	$56,265,442	$–

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

(a)	The pooled separate accounts in this category primarily seek a total return consisting of long-term growth of capital and current income. The fund operates as a “target date fund.” It invests in underlying Principal Funds, Inc. domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy designed for investors having a retirement investment goal close to the year in the fund’s name. Participant-directed redemptions have a 30-day transfer restriction.
(b)	The investment option invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and United States government and agency-backed securities. The fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of fixed-income instruments of varying maturities, represented by forwards or derivatives such as options, futures contracts, or swap agreements, at the time of each purchase. It invests in securities denominated in foreign currencies and in securities of foreign issuers, including securities tied to emerging market countries. Participant-directed redemptions have a 30-day transfer restriction.
(c)	The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States. Participant-directed redemptions have a 30-day transfer restriction.
(d)	The pooled separate accounts in this category primarily seek long-term growth of capital. The fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in companies with large market capitalizations at the time of each purchase. Participant-directed redemptions have a 30-day transfer restriction.
(e)	The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index. Participant-directed redemptions have a 30-day transfer restriction.
(f)	This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic Guaranteed Investment Contracts and a common collective trust. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a 30-day redemption notice to liquidate its entire share in the fund. The fair value of the synthetic Guaranteed Investment Contracts has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the common/collective trust has been determined based on the fair value of the underlying investments of the fund as of the measurement date.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

4. Investments

During 2015, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Common/collective trust fund	$353,481
Pooled separate accounts	(233,306)
Common stock	1,325,355

$1,445,530

Investments that represent 5% or more of the Plan net assets available for benefits are as follows:

	December 31
	2015	2014
Cooper Tire & Rubber Company Common Stock	$13,072,429	$13,571,494
Principal Large Cap Value III Pooled Separate Account	3,847,546	4,090,656
Principal Stable Value Z Fund (at contract value)**	24,249,252	25,247,491
Principal Lifetime 2030 Pooled Separate Account	3,845,691	*

*	Investment is less than 5%.
**	The fair value of the Plan’s investment in the Principal Stable Value Z Fund was $24,313,156 and $25,515,797 at December 31, 2015 and 2014, respectively.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 22, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6. Related-Party Transactions

The Plan holds units of pooled separate accounts and a common/collective trust fund managed by the Trustee of the Plan. The Plan also invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

During 2015, the Plan received $154,068 in common stock dividends from the Company.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$74,486,896	$73,009,920
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	63,904	268,306

Net assets available for benefits per Form 5500	$74,550,800	$73,278,226

The following is a reconciliation of net additions to net assets available for benefits:

Year Ended December 31, 2015
Net increase prior to transfers per the financial statements	$1,455,590
Change in adjustments from contract value to fair value for fully benefit-responsive investment contracts	(204,402)

Net increase per Form 5500	$1,251,188

Supplemental Schedule

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

EIN #34-4297750 Plan #012

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2015

Identity of Issue, Borrower or Lessor	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common Stock:
*Cooper Tire & Rubber Company	345,375 shares, Cooper Tire & Rubber Company stock	$13,072,429

Pooled Separate Accounts:
*Principal Life Insurance Company
	176,962 shares, Large Cap Value III	3,847,546
	159,698 shares, Lifetime 2030	3,845,691
	125,049 shares, Edge Asset Equity Income	2,941,051
	114,643 shares, Lifetime 2040	2,846,500
	112,156 shares, Lifetime 2020	2,650,476
	97,220 shares, Lifetime 2050	2,349,479
	23,098 shares, Large Cap S&P 500 Index	2,277,715
	37,174 shares, Large Cap Growth	1,755,095
	13,646 shares, Core Plus Bond Separate	1,665,369
	49,592 shares, Mid Cap Growth III	1,306,277
	59,113 shares, Large Cap Growth I	1,279,550
	25,358 shares, Mid Cap S&P 400 Index	1,084,968
	48,646 shares, International I	910,800
	19,995 shares, Mid Cap Growth	784,593
	6,406 shares, U.S. Property	665,377
	13,895 shares, Small Cap S&P 600 Index	613,414
	16,427 shares, Mid Cap Value I	583,603
	36,423 shares, Lifetime 2060	462,201
	9,198 shares, Real Estate	445,739
	4,528 shares, Diversified International	343,797
	16,861 shares, Lifetime STR INC	333,221
	19,938 shares, Large Cap Growth II	281,052
	3,606 shares, International Emerging Markets	180,233
	8,045 shares, Lifetime 2010	173,760

Common/Collective Trust Fund:
*Principal Life Insurance Company	1,145,904 shares, Principal Stable Value Z Fund	24,313,156

*Participant loans	Varying maturity dates with interest rates ranging from 3.25% to 7.50%	3,537,708

		$74,550,800

*	Indicates party-in-interest to the Plan.